UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

December 15, 2020

(Date of Report (Date of earliest event reported))

FUNDRISE EFUND, LLC

(Exact name of registrant as specified in its charter)

Delaware	61-1775059
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Updates

Senior Mortgage Loan - SC GROUP 6845 FIGUEROA, LLC

Senior Mortgage Loan - SGGP 1300 Douglas, LLC

On August 4, 2017, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a first mortgage loan with a maximum principal balance of $2,250,000 (the “Stradella Court - La Prada Senior Loan”). The borrower, SC GROUP 6845 FIGUEROA, LLC, a Delaware limited liability company (“Stradella Court – La Prada”), used the loan proceeds to purchase two (2) single family homes on 18,392 square feet of land at 6026 & 6030 East La Prada, Los Angeles, CA 90042 (the “Stradella Court - La Prada Property”), and planned to obtain approval of all entitlements for twelve (12) small lot homes.  Details of the acquisition can be found here.

On November 20, 2017, we acquired from Fundrise Lending a first mortgage loan with a maximum principal balance of $2,923,350 (the “Stradella Court - Douglas Senior Loan”). The borrower, SGGP 1300 Douglas, LLC, a Delaware limited liability company (“Stradella Court – Douglas”), used the loan proceeds to purchase approximately 15,000 square feet of land at 1316 and 1320 Douglas Street Los Angeles, CA 90026 (the “Stradella Court - Douglas Property”), and planned to obtain approval of all entitlements for ten (10) small lot homes. Details of the acquisition can be found here.

Both projects progressed through the first phase of entitlements for small lot home (SLO) development in Los Angeles, CA with relatively little challenge from the city or neighborhood.  The Borrowers achieved a new tentative tract map on each site within the original term of the loan, but the loans had mechanisms for extra time if Borrowers needed it to complete the entitlements or sale/refinance to pay back the loan.  The Borrowers successfully entitled the sites without the need for the extra time, but failed to dispose or refinance the properties and pay back the investment, or find alternative financing to take us out.  We allowed extra time beyond the maturity date for the Borrowers to pay back both loans, but the Borrowers failed to do so. After discussion with the Borrowers, they agreed to transfer title of the properties to us through deeds in lieu of foreclosure. The transfers occurred on December 15, 2020.

The Stradella Court – La Prada Property is located along La Prada Street, half a mile north of York Boulevard, in the Highland Park community in the Northeastern District of the city of Los Angeles. The Northeastern District includes all incorporated portions of the city of Los Angeles bordered by the Long Beach (710) Freeway on the east, the Ventura (134) Freeway on the north, the Golden State (5) Freeway on the west, and the San Bernardino (10) Freeway on the south. Downtown Los Angeles is located six miles southwest.

The Stradella Court – Douglas Property is located in the Silver Lake-Echo Park-Elysian Valley Community Plan Area, located north of Downtown Los Angeles. The Community Plan Area totals approximately 7 square miles and is also bordered by the Hollywood and Wilshire Community Plan Areas to the west, Westlake Community Plan Area to the southwest, Central City North Community Plan Area to the south and the Northeast Community Plan Area to the north and east. This community is predominantly a residential area, with approximately 42% of the land designated for residential use.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE eFUND, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:   December 18, 2020